X

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48959

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02019817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section [17 of the] Securities Exchange Act of 1934 and Rule 17a-5 Thereund[er]

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAGSTROMER + QVIBERG, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, Suite 860
(No. and Street)

NEW YORK (City) N.Y (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

757 Third AVENUE (Address), NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28

OATH OR AFFIRMATION

I, DOMENICK DI MANGO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAGSTROMER & QVIBERG, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

C.E.O.

Title

Cathy M. Barnes

Notary Public

CATHY M. BARNES
Notary Public, State of New York
No. 31-4935560
Qualified in New York County
Commission Expires June 27, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAGSTROMER & QVIBERG, INC.
(a wholly owned subsidiary of Hagstromer & Qviberg, AB)
December 31, 2001

Table of Contents

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Stockholder of
Hagstromer & Qviberg, Inc.:

We have audited the accompanying statement of financial condition of Hagstromer & Qviberg, Inc. (a wholly owned subsidiary of Hagstromer & Qviberg, AB) (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in subordinated debts, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hagstromer & Qviberg, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 28, 2002

HAGSTROMER & QVIBERG, INC.
(a wholly owned subsidiary of Hagstromer & Qviberg, AB)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	3,979
Equity securities owned, at market value		379,905
Due from clearing broker (note 4)		969,369
Due from Parent		8,818
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation and amortization $343,140)		99,973
Other assets		59,157
Total assets	$	1,521,201

Liabilities and Stockholder's Equity

Liabilities:		
Equity securities sold, not yet purchased, at market value	$	37,477
Bonus payable		31,875
Accounts payable		94,231
Total liabilities		163,583
Commitments and contingencies (note 4)		
Subordinated debt (note 5)		1,000,000
Stockholder's equity (note 6):		
Common stock, no par value. Authorized 3,000 shares; issued and outstanding 600 shares		—
Additional paid-in capital		5,900,000
Accumulated deficit		(5,542,382)
Total stockholder's equity		357,618
Total liabilities and stockholder's equity	$	1,521,201

See accompanying notes to financial statements.

HAGSTROMER & QVIBERG, INC.
(a wholly owned subsidiary of Hagstromer & Qviberg, AB)

Statement of Operations

Year ended December 31, 2001

Revenues:		
Gain on securities transactions	$	816,948
Commissions		795,356
Interest and dividend income		70,795
Selling concessions (note 7)		1,368
Total revenues		1,684,467
Expenses:		
Employee compensation and benefits (note 2)		1,908,852
Clearance fees		1,226,515
Communications		87,627
Rent and occupancy (note 4)		171,782
Professional fees		184,287
Travel and promotion		122,884
Depreciation and amortization		65,447
Interest expense		59,000
Other		275,578
Total expenses		4,101,972
Loss before income taxes		(2,417,505)
Provision for income taxes (note 3)		3,709
Net loss	$	(2,421,214)

See accompanying notes to financial statements.

HAGSTROMER & QVIBERG, INC.
(a wholly owned subsidiary of Hagstromer & Qviberg, AB)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2000	$	—	4,800,000	(3,121,168)	1,678,832
Parent contribution		—	1,100,000	—	1,100,000
Net loss		—	—	(2,421,214)	(2,421,214)
Balance at December 31, 2001	$	—	5,900,000	(5,542,382)	357,618

See accompanying notes to financial statements.

HAGSTROMER & QVIBERG, INC.
(a wholly owned subsidiary of Hagstromer & Qviberg, AB)

Statement of Changes in Subordinated Debt

Year ended December 31, 2001

Subordinated Debt at December 31, 2000	$ 1,000,000
Subordinated Debt at December 31, 2001	$ 1,000,000

See accompanying notes to financial statements.

HAGSTROMER & QVIBERG, INC.
(a wholly owned subsidiary of Hagstromer & Qviberg, AB)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(2,421,214)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		65,447
(Increase) decrease in operating assets:		
Due from clearing broker		2,017,397
Due from Parent		141,553
Due from customers		16,286
Securities owned, net		(235,229)
Other assets		46,052
(Decrease) increase in operating liabilities:		
Due to affiliate		(16,286)
Bonus payable		(758,337)
Accounts payable		6,599
Net cash used in operating activities		(1,137,732)
Cash flows used in investing activities:		
Purchase of furniture, equipment and leasehold improvements		(4,144)
Net cash used in investing activity		(4,144)
Cash flows used in financing activities:		
Additional paid-in capital		1,100,000
Net cash provided by financing activities		1,100,000
Net decrease in cash and cash equivalents		(41,876)
Cash and cash equivalents at:		
Beginning of year		45,855
End of year	$	3,979
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	59,000
Cash paid for income taxes	$	—

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Operations and Organization

Hagstromer & Qviberg, Inc. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. The Company engages primarily in brokerage and investment advisory services and acts as market-maker with respect to Scandinavian securities. The Company is a wholly owned subsidiary of Hagstromer & Qviberg, AB (the Parent).

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

Additionally, the Company acts as agent for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through its Parent. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by its Parent and remitted periodically. The Parent has committed to providing sufficient support to enable the Company to continue as a going concern.

(b) Cash Equivalents

Cash and cash equivalents include cash and money market accounts maintained with banks and brokers with maturities of three months or less.

(c) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost (net of accumulated depreciation and amortization) and depreciated over their estimated useful lives of five to seven years using the straight-line method.

(d) Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned or sold short are stated at quoted market price, which is fair value, with unrealized gains or losses reflected in income. The Company's trading activities include selling equity securities short. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the market value reflected in the Company's statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

(e) Financial Instruments

For the year ended December 31, 2001, substantially all of the Company's financial instruments are short term and carried at fair value or amounts approximating fair value. Management chose not to estimate the fair value of the subordinated debt as it was negotiated with the Parent and the Company has no other debt.

(f) *Income Taxes*

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

(g) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those amounts.

(2) Employee Benefit Plan

The Company has a savings plan for the benefit of its employees under Section 401(k) of the Internal Revenue Code. The savings plan allows employees to defer a portion of their income through contributions to the Plan. Under the terms of the plan, the Company contributes 100% of the amounts contributed by the employees, subject to certain limitations. Company contributions for the year ended December 31, 2001 were $50,254.

(3) Income Taxes

For the year ended December 31, 2001, the Company had a net operating loss carryforward of approximately $5,417,000 for income tax purposes. This carryforward will begin to expire in 2011. Since there is substantial doubt that such carryforward will be utilized, a full valuation allowance in the amount of the carryforward has been established to offset the deferred tax asset arising from the carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

The Company is subject to certain minimum taxes in the state and local jurisdiction in which it operates.

(4) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its domestic customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owned. The Company has placed a $350,000 deposit with such clearing broker.

(Continued)

Lease Agreement

The Company leases its office space under a lease agreement expiring on March 31, 2002. The annual payments under this agreement at December 31, 2001 are $15,624.

Rent expense which include San Francisco office for the year ended December 31, 2001 was $121,298. The lease is subject to certain escalation clauses.

Accounting Service Agreement

The Company entered into an agreement with an external service provider on October 26, 2000. Under the agreement, the external service provider will provide a new accounting and bookkeeping system to the Company. For 2001, the accounting and consulting service fees totaled $27,905 for 2002, the agreement was signed for $36,000.

(5) Subordinated Debt

The $1,000,000 subordinated debt owed to the Parent is due July 31, 2003 and bears interest at a fixed rate of 5.90%. Interest expense on this debt for the year ended December 31, 2001 was approximately $59,000 was included in interest expenses.

The subordinated debt is subordinated to the claims of general creditors of the Company, and is thus included by the Company as part of equity in computing "net capital" under the SEC Rule 15c3-1.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Requirement. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2001, the Company has net capital of $1,132,684 which exceeds the required net capital by $882,684.

(7) Related Party Transactions

The Company derives a portion of its income from the Parent in the form of selling concession on sales of foreign securities. For the year ended December 31, 2001, the Company recorded $1,368 in selling concession income from the Parent.

(Continued)

The Parent and other affiliates provide market research and technical advice to the Company at no cost.

(8) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution of and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

A substantial amount of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations.

HAGSTROMER & QVIBERG, INC.
(a wholly owned subsidiary of Hagstromer & Qviberg, AB)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Stockholder's equity			$	357,618
Additions:				
Allowable subordinated borrowings allowable in computation of net capital				1,000,000
				1,357,618
Deductions and/or charges:				
Nonallowable assets:				
Furniture, equipment, and leasehold improvements	$	(99,973)		
Due from Parent		(8,818)		
Other assets		(59,157)		(167,948)
Net capital before haircuts on securities positions				1,189,670
Haircut on securities:				
Other securities				(56,986)
Net capital				1,132,684
Minimum capital requirements				(250,000)
Excess net capital			$	882,684

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part II FOCUS Report as of December 31, 2001.

HAGSTROMER & QVIBERG, INC.
(a wholly owned subsidiary of Hagstromer & Qviberg, AB)

Computation for Determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2001

The Company is exempt from Rule 15c3-3 under Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption under subparagraph (k)(2)(ii) of the Rule.

KPMG

345 Park Avenue
New York, NY 10154

**Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5
for Broker-Dealer Claiming an Exemption from
SEC Rule 15c3-3**

To the Stockholder of
Hagstromer & Qviberg, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Hagstromer & Qviberg, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedure listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 28, 2002